FRASER AND COMPANY

BARRISTERS AND SOLICITORS

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(3) AILIN WAN
(2) BARBARA G. WOHL
KIT H. LUI
SIMON M. ADAMS

(1) Personal law corporation
(2) Also member of Ontario bar
(3) Also member of Massachusetts bar

02028896

May 7, 2002

VIA COURIER

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5th Street NW
Washington DC 20549
USA

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

02 MAY -9 AM 10:14

Attention: Filing Desk

Dear Sirs:

Re: Altek Power Corporation ("the Company") - Exemption No. 82-3219

We enclose the following documents for inclusion in the Company's files:

1. Insider Trading Reports filed for W. Gerald Mazzei for the months of November and December 2001 and January, February and March, 2002.

2. Insider Trading Reports filed for Byron Loewen for the months of January and March, 2002.

3. Insider Trading Reports filed for Gerald Caul for the months of January, February and March, 2002.

4. Insider Trading Reports filed for Rod Reum for the months of January and February 2002.

5. Insider Trading Reports filed for 584956 BC Ltd. for the months of January and March, 2002.

6. BC Form 45-902F - Report of Exempt Distribution dated April 4, 2002.

7. News Releases dated Oct 11/01, Nov 5/01, Nov 28/01, Dec 4/01, Dec 11/01, Dec 18/01, Jan 15/02, Feb 7/02, Feb 19/02, Mar 14/02, Mar 20/02, Mar 26/02, and Apr 4/02.

8. BC Form 53-901F - Material Change Reports dated Oct 12/01, Nov 5/01, Dec 4/01, Dec 11/01 Jan 15/02.

9. BC Form 23 Notice of Intention to Sell and Declaration dated October 23, 2001.

dlw 5/9

10. Interim Financial Statements for the quarter ended September 30, 2001.

Yours truly,
FRASER and COMPANY

Per:

Patricia Kerr, Legal Assistant

pk
Encls.

cc: Altek Power Corporation

insider

Insider: **Mazzei, William Gerald**

Type: ◉ Insider ○ Issuer

From Date: Nov 1 2001 To Date: Nov 30 2001

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
11/29/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	*A	5,000	$0.17	200,000
11/28/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	*A	13,500	$0.17	195,000
11/28/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	*A	10,000	$0.19	181,500
11/05/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	*A	4,500	$0.25	171,500
11/02/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	*A	1,000	$0.26	167,000
11/01/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	*A	500	$0.26	166,000

insider

Help Insider Search Search

Insider: **Mazzei, William Gerald**

Type: ◉ Insider ○ Issuer

From Date: Dec 1 2001 To Date: Dec 31 2001

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
12/13/2001	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	A	1,500	$0.17	201,500

insider

Insider: **Mazzei, William Gerald**

Type: (•) Insider ( ) Issuer

From Date: Jan 1 2002 To Date: Jan 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
01/30/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)	10	*A	55,000	$0.17	11,363,584
01/24/2002	Altek Power Corporation	Warrants - Control (584956 BC Ltd)		*D	575,000	$0.13	2,821,875
01/24/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		*A	575,000	$0.13	11,308,584
01/10/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		*A	200,000	$0.00	10,733,584

insider

Insider: **Mazzei, William Gerald**

Type: (•) Insider ( ) Issuer

From Date: Feb 1 2002 To Date: Feb 28 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
02/06/2002	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	A	19,500	$0.17	221,500
02/06/2002	Altek Power Corporation	Common Shares - Control of RRSP (Mazzei, Marilyn)	10	A	500	$0.15	202,000

insider

Insider: **Mazzei, William Gerald**

Type: ◉ Insider ○ Issuer

From Date: Mar 1 2002 To Date: Mar 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
03/04/2002	Altek Power Corporation	Common Shares - Indirect (Pace Management)		I	3,124,985	$0.00	3,124,985
03/04/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		D	11,363,584	$0.10	0

RULE 12g3-2(b)
Exemption 82- 3219

BCSC

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insider

Help Insider Search Search

Insider: **Loewen, Byron Peter**

Type: ◉ Insider ○ Issuer

From Date: Jan 1 2002 To Date: Jan 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report A/D Legend: *****-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
01/30/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)	10	A	55,000	$0.17	11,363,583
01/24/2002	Altek Power Corporation	Warrants - Control (584956 BC Ltd)		D	575,000	$0.13	2,821,875
01/24/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		A	575,000	$0.13	11,308,583
01/10/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		A	200,000	$0.00	10,733,583

02 MAY -9 AM 10:25

insider

Help Insider Search Search

Insider: **Loewen, Byron Peter**

Type: (•) Insider ( ) Issuer

From Date: Mar 1 2002 To Date: Mar 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
03/04/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		D	11,363,583	$0.10	0
03/04/2002	Altek Power Corporation	Common Shares - Indirect		A	2,313,613	$0.10	4,178,329

RULE 12g3-2(b)
Exemption #82- 3219

insider

Insider: **Caul, Gerald Bruce**

Type: ◉ Insider ○ Issuer

From Date: Jan 1 2002 To Date: Jan 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
01/30/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)	10	A	55,000	$0.17	11,363,584
01/24/2002	Altek Power Corporation	Warrants - Control (584956 BC Ltd)		D	575,000	$0.13	2,821,875
01/24/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		A	575,000	$0.13	11,308,584
01/10/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		A	200,000	$0.00	10,733,584

02 MAY -9 AM 9:15



insider

Insider: **Caul, Gerald Bruce**

Type: ◉ Insider ○ Issuer

From Date: Feb 1 2002 To Date: Feb 28 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
02/07/2002	Altek Power Corporation	Warrants - Indirect (GBC Systems Corp.)		D	200,000	$0.00	0
02/07/2002	Altek Power Corporation	Common Shares - Indirect (GBC Systems Corp.)		A	200,000	$0.13	505,000

insider

Help Insider Search Search

Insider: **Caul, Gerald Bruce**

Type: (•) Insider ( ) Issuer

From Date: Mar 1 2002   To Date: Mar 31 2002

Display: Trading Report   Show   Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
03/04/2002	Altek Power Corporation	Common Shares - Control (584956 BC Ltd)		D	11,363,584	$0.10	0
03/04/2002	Altek Power Corporation	Common Shares - Indirect (GBC Systems Corp.)		A	3,124,986	$0.10	3,629,986

RULE 12g3-2(b)
Exemption [redacted]82- 3219

insider

Help Insider Search Search

Insider: **Reum, Rod**

Type: (•) Insider ( ) Issuer

From Date: Jan 1 2002 To Date: Jan 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
01/31/2002	Altek Power Corporation	Common Shares - Indirect		D	70,000	$0.19	673,246
01/22/2002	Altek Power Corporation	Common Shares - Indirect	10	A	39,000	$0.19	743,246
01/21/2002	Altek Power Corporation	Common Shares - Indirect	10	A	31,000	$0.19	704,246
01/03/2002	Altek Power Corporation	Common Shares - Direct		D	66,667	$0.00	131,000

insider

Help Insider Search Search

Insider: **Reum, Rod**

Type: (●) Insider ( ) Issuer

From Date: Feb 1 2002 To Date: Feb 28 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
02/28/2002	Altek Power Corporation	Common Shares - Indirect RRSP		I	131,000	$0.13	131,000
02/28/2002	Altek Power Corporation	Common Shares - Direct	10	D	131,000	$0.13	0
02/07/2002	Altek Power Corporation	Warrants - Indirect		D	100,000	$0.00	0
02/07/2002	Altek Power Corporation	Common Shares - Indirect		D	100,000	$0.13	673,246
02/07/2002	Altek Power Corporation	Common Shares - Indirect		A	100,000	$0.13	773,246

RULE 12g3-2(b)
Exemption #82- 3219



insider

Insider: **584956 BC Ltd**

Type: ◉ Insider ○ Issuer

From Date: Jan 1 2002 To Date: Jan 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
01/30/2002	Altek Power Corporation	Common Shares - Direct	10	A	55,000	$0.17	11,363,584
01/24/2002	Altek Power Corporation	Warrants - Direct		D	575,000	$0.13	2,821,875
01/24/2002	Altek Power Corporation	Common Shares - Direct		A	575,000	$0.13	11,308,584
01/10/2002	Altek Power Corporation	Common Shares - Direct		A	200,000	$0.00	10,733,584

insider

Insider: **584956 BC Ltd**

Type: (•) Insider ( ) Issuer

From Date: Mar 1 2002 To Date: Mar 31 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report

A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
03/04/2002	Altek Power Corporation	Common Shares - Direct		D	11,363,584	$0.10	0

RULE 12g3-2(b)
Exemption #82- 3219

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Report of Exempt Distribution

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

Altek Power Corporation
Name of Issuer

1004 – 1078 Dolphin Avenue, Kelowna, BC V1Y 9S4
Address

(250) 717-3707
Telephone Number

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

Incentive stock options for 643,125 common shares of the issuer, exercisable on or before March 14, 2007 at a price of $0.12

4. **Date of distribution(s) of the security.**

March 14, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

Section 74(2)(9) of the Securities Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of shares under option	Price per option share (Canadian $)	Section of Act/rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Gert Tarstad Gamledammvagen 30241 Halmstad Sweden	130,000	$0.12	s. 74(2)(9)
Jonus Tarstad Gamledammvagen 30241 Halmstad Sweden	130,000	$0.12	s. 74(2)(9)
Silve Piejko Gamledammvagen 30241 Halmstad Sweden	130,000	$0.12	s. 74(2)(9)
Rod Reum 140 Arlayne Road, Kaleden, BC V0H 1K0	228,125	$0.12	s. 74(2)(9)
Linda Andersson #104-1964 Enterprise Way, Kelowna, BC V1Y 9S4	25,000	$0.12	s. 74(2)(9)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$ 30,375.00

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)	Name of Purchaser
N/A	N/A	N/A	N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under the section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section(including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Kelowna this 4th day of April 2002.

ALTEK POWER CORPORATION
Name of issuer (print)

Signature of authorized signatory

Byron P. Loewen, President & CEO
Name and office of authorized signatory

ALTEK POWER CORPORATION

Ref: No. 21-01

FOR IMMEDIATE RELEASE

PROVINCE GRANTS FINAL APPROVALS ON FORT MACLEOD POWER PROJECT

October 11, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - Altek Power Corporation is pleased to report that it has received final approvals to construct and operate a 55.5 MW power plant in Fort Macleod, Alberta.

The approval permits consist of a development permit from the Town of Fort Macleod for construction of up to 100 MW of power output within the Fort Macleod town limits. The permit from the town of Fort Macleod was received on March 23, 2001.

The Company received its approval permit from Alberta Environment on September 25, 2001 and approval from ESBI on August 3rd, 2001.

Approval to construct and operate was received from the Alberta Energy and Utilities Board (AEUB) on October 10, 2001.

The permit process completes a major milestone in adding power generation capacity to the province of Alberta and could only have been achieved with the cooperation of all the governing agencies. This project was initiated as a result of the "Alberta Advantage" program.

ATPI is an equal joint venture between Altek Power Corporation and Texas–Australia Power Inc. ATPI will now focus on completing project financing prior to the imminent construction of the Fort Macleod project.

On Behalf of the Board of Directors of Altek Power Corporation

Byron P. Loewen
President & CEO

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

For further information with regards to Altek Power Corporation, please contact:
Dale Peterson, Senior Vice President at 1-888-717-3707, email: dpeterson@altekpower.com

ALTEK POWER CORPORATION

No-22-01

NEWS RELEASE

ALTEK POWER CORPORATION OPTIONS ADDITIONAL 90 MW OF EQUIPMENT

November 5, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - Altek Power Corporation is pleased to report that the Company has entered into an option to purchase a 90 MW electrical generation plant from a Provincial Utility. The electrical generation equipment is fully operational and has minimal operating time having been a standby generating facility. The purchase is subject to due diligence by Altek which is underway and to be completed on or before December 15, 2001. The contemplated closing date is February 01, 2001.

Upon closing, the additional 90 MW of electrical generation equipment will give Altek and its Joint Venture partner, Texas Australia Power Inc., inventory of approximately 145 MW of power generating equipment some of which will be used to complete the first phase of the Fort Macleod project. The balance of inventory will be utilized to complete further phases at Fort Macleod or to complete other projects as they are developed by Altek and its Joint Venture partner - Texas Australia Power Inc.

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation

Per:

"W. Gerald Mazzei"

W. Gerald Mazzei
Chairman of the Board

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

ALTEK POWER CORPORATION

No-23-01

NEWS RELEASE

POSITIVE INDEPENDENT REPORT

November 28, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - Altek has today received an independent report from GTS Gas Turbine Systems ("GTS") an expert in turbine-based power generation. GTS has been engaged to provide due diligence on the Company's option to acquire a 90 MW electrical facility intended for re-location to the Fort Macleod power project which was previously announced on November 5th, 2001.

In summary, GTS reports that the four Rolls Royce Olympus Gas Generators are in "good condition" and should provide trouble-free service at baseload conditions for several years before requiring a major overhaul. The report indicates the Rolls Royce Turbines have low operating hours and have been, according to GTS, "well looked after and have received routine maintenance and modification updates during their life at the facility."

Altek has until December 15, 2001 to complete due diligence according to its agreement with the vendor - a large provincial utility corporation. Altek has had initial discussions with their project engineers and various provincial permitting agencies regarding the proposed amendments required for the equipment reconfiguration and proposed capacity expansion. In Altek's opinion the amendments are obtainable and will not interfere with the timetable or construction plans.

Financing is consequent to completion of due diligence with lenders who have had their delegates inspect and report on the proposed 90 MW facility to be purchased. The negotiations with lenders are at an advanced stage. It is expected their findings will be consistent with the GTS report regarding the condition of the equipment.

The proposed reconfiguration and amendment of the current plant design would increase the size and operating efficiencies of Fort Macleod - while lowering the capital cost per megawatt, the result is an improvement to the economics of the plant.

Altek is focused on small to mid-size gas turbine power generation and has been producing and selling power to the public utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"W. Gerald Mazzei"

W. Gerald Mazzei
Chairman of the Board

1004, 1708 Dolphin Avenue ♦ Kelowna, BC V1Y 9S4 ♦ Phone 1-250--717-3707 Fax 1-250-717-3708
www.altekpower.com

ALTEK POWER CORPORATION

No.24-01

NEWS RELEASE

ALTEK SECURES DEBT FINANCING

December 4, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - has completed the first advance of $300,000 of a debt financing. The agreement between Altek and the lender contemplates an additional $1.2 million to be advanced upon CDNX approval and regulatory approvals as required.

Altek has arranged non-recourse security in support of the borrowings over the assets of Altek Independent Power Inc. The initial advance of $300,000 of the loan, bears interest at twelve percent (12%) and has a maximum term of six (6) months; however, when the second advance of $1,200,000 is made, the interest rate shall drop to seven percent (7%) and the term shall be extended to two (2) years.

Altek is focused on small to mid-size gas turbine power generation and has been producing and selling power to the public utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"William G. Mazzei"

William G. Mazzei
Chairman of the Board

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

1004, 1708 Dolphin Avenue ? Kelowna, BC V1Y 9S4 ? Phone 1-250--717-3707 Fax 1-250-717-3708
www.alteknower.com

No.25-01

NEWS RELEASE

LAW SUIT SETTLED WITH NO COSTS TO ALTEK POWER CORPORATION

December 11, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") announces that further to our news release of August 15th, 2001 an agreement has been entered into that settles BC Supreme Court Action No. S014499, Redmond Capital Corporation v. Altek Power Corporation, et al. The agreement provides for a release of all parties and a consent dismissal of the said action. This action has been settled at no cost to Altek Power Corporation and does not impose any present or future conditions on Altek Power Corporation.

Altek is focused on small to mid-size gas turbine power generation and has been producing and selling power to the public utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"Byron P. Loewen "

Byron P. Loewen
President & C.E.O.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

1004, 1708 Dolphin Avenue ? Kelowna, BC V1Y 9S4 ? Phone 1-250--717-3707 Fax 1-250-717-3708
www.alteknower.com

ALTEK POWER CORPORATION

No. 26-01

NEWS RELEASE

EXTENSION RECEIVED ON EQUIPMENT PURCHASE

December 18, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") has received an extension of the dates on its pending 90-megawatt plant purchase agreement due to outstanding independent reports required to complete the due diligence. Altek now has until January 11, 2002 to complete due diligence and the closing date on the purchase is now extended to February 18, 2002. The due diligence completed to date has been positive.

Based on proposed implementation of the equipment to be acquired, preliminary engineering indicates that Phase 1 of the Fort Macleod project could produce as much as 70 megawatts of electricity. Phase 1 will utilize combined cycle technology making the facility more efficient.

Altek is making progress with its financing and has recently completed an institutional quality report supported by third party due diligence that will be circulated to various financial groups in 2002. The report addresses the economic feasibility of the Fort Macleod project, based on prevailing trends in power and natural gas prices.

Altek is focused on small to mid-size gas turbine power generation and has been producing and selling power to the public utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"BYRON P LOEWEN"

Byron P. Loewen
President & C.E.O.

1004, 1708 Dolphin Avenue ? Kelowna, BC V1Y 9S4 ? Phone 1-250--717-3707 Fax 1-250-717-3708
www.altekpower.com

ALTEK POWER CORPORATION

No. 01-02

NEWS RELEASE

FORT MACLEOD PROGRESS REPORT

January 15, 2002	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek) has completed an extensive review of the challenges facing the electrical power generation industry in Alberta. The executives of the Company received input from its engineers, consultants, power experts, and it's financial advisors with the following results:

- Power prices in Alberta are at the lowest levels in many years and are expected to stabilize at higher levels in the near term.
- The existing capacity of generation facilities in Alberta is substantially less than required to maintain a secure electrical supply at reasonable prices over the long run.
- The environmental, social, and economic challenges involved in establishing new sites for power generation are becoming more and more onerous. Existing, permitted sites are rare and of increasing value.
- The process of deregulation of the electrical industry will expand to other provinces in Canada and to other states of the United States of America.

When Altek embarked on the Fort Macleod project in March 2001, power prices were more than double current prices, the availability of new equipment was scarce, and the difference in cost between new and used equipment was significant.

Altek completed a financial analysis of new versus used equipment for the Fort Macleod project. Our comparison focused on natural gas consumption, capital cost, and cashflow after debt service. New equipment was more expensive but consumed less natural gas. Our analysis concluded that the savings in fuel were greater than the increase in debt service associated with higher capital costs. In this regard the company is now in discussion with several of the leadings OEM's to the industry and will provide more details as available.

In the opinion of Altek the use of new equipment will facilitate the financing process by eliminating concerns in regards to condition of the equipment, environmental issues, and operating efficiencies. The Fort Macleod project qualifies for location-based credits that further improve the viability of the project. A consequence of this decision is to not go forward with the purchase of the 90 MW plant announced in the 4th quarter of 2001.

1004, 1708 Dolphin Avenue ♦ Kelowna, BC V1Y 9S4 ♦ Phone 1-250--717-3707 Fax 1-250-717-3708
www.altekpower.com

The environmental, social, and economic challenges involved in establishing new sites for power generation are becoming more and more onerous. Existing, permitted sites are rare and of increasing value. The approvals that Altek has received to date are valuable and will hasten the development of this project.

Many factors have led to a need for extremely efficient power generation equipment. Much like the commuter who seeks greater mileage per litre of gasoline, the prudent power generator will want to make the most kilowatts of electricity with the least amount of fuel consumed. In the power industry, the amount of energy required to make one kilowatt of electricity is known as the "heat rate". Obviously, the lower the heat rate, the better. Unfortunately, like most good things, there is an increasing cost for greater efficiency.

The executives of Altek have concluded that, in order to maintain a competitive position in the Western Canadian market and to be able to profit during low electrical price periods, that equipment with the lowest heat rate will be acquired. This will, in most cases, require the purchase of new prime movers.

This equipment will also be capable of meeting all emission standards in simple cycle, notwithstanding that all methods of maximizing electrical output will be introduced on a cost effective basis. The adoption of this philosophy will have substantial and long lasting impacts on the business of the Company and particularly the Wildrose Electrical Power Generation site at Fort Macleod, Alberta.

With the general agreement of the financiers of Altek and Texas Australia Power Inc., discussions have commenced with major manufacturers of power generation equipment. The objective of these discussions is to secure power generation equipment that will meet or exceed the mandated requirements of the Company for installation at Fort Macleod.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

On Behalf of the Board of Directors of Altek Power Corporation

Per:

Byron P. Loewen
President & C.E.O.

For further information contact:
Dale Peterson, Senior Vice President
Toll Free: 888-717-3707
Business: 250-717-3707
E-Mail: dpeterson@altekpower.com

No. 03-02

NEWS RELEASE

FILING OF 20F

February 7, 2002	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek) has instructed it's attorney's and auditors to prepare and file a Form 20-F with the Securities & Exchange Commission in the USA in order to allow US based investors greater access to the stock of APK

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation

Per:

"Byron P. Loewen"

Byron P. Loewen
President & C.E.O.

For further information contact:
Toll Free: 888-717-3707
Business: 250-717-3707

No. 04-02

NEWS RELEASE

RE-PRICING OF INCENTIVE STOCK OPTIONS

February 19, 2002	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek) announces that, subject to regulatory approval, the exercise price of 5,577,194 incentive stock options have been re-priced to $0.12 per share. All other terms of the incentive stock options remain the same.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation

Per:

"Byron P. Loewen"

Byron P. Loewen
President & C.E.O.

For further information contact:
Toll Free: 888-717-3707
Business: 250-717-3707

1004, 1708 Dolphin Avenue ? Kelowna, BC V1Y 9S4 ? Phone 1-250--717-3707 Fax 1-250-717-3708
www.altekpower.com

No. 05-02

NEWS RELEASE

GRANT OF INCENTIVE STOCK OPTIONS

March 14, 2002	Trading Symbol: APK	12G#82-3219

(Kelowna, BC) Altek Power Corporation ("Altek") announces the Company has granted 643,125 Incentive Stock options, under the Stock Option Plan, at an exercise price of $0.12 per option share. The options are exercisable on or before March 14, 2007 and are subject to regulatory approval.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation

Per:

"Byron P. Loewen"

Byron P. Loewen
President & C.E.O.

For further information contact:
Toll Free: 888-717-3707
Business: 250-717-3707

ALTEK POWER CORPORATION

No. 06-02

NEWS RELEASE

APPOINTMENT OF VP - EUROPEAN OPERATIONS

March 20, 2002	Trading Symbol: APK	12g3-(b)#82-3219

Halmstad, Sweden – The Board of Directors of Altek Power Corporation ("Altek") are pleased to announce the appointment of Mr. Silve Piejko as Vice President, European Operations, for Hotab North America Inc.

Mr. Piejko is the Managing Director of Hotab Eldningsteknik AB of Sweden ("Hotab Sweden"). He is a professional engineer with extensive knowledge and experience in the biomass combustion industry.

Hotab Sweden is a leader in the manufacture and installation of industrial biomass power plants. These plants produce energy for all heat applications as well as for the generation of electricity. Hotab Sweden has in excess of 350 plants installed in Sweden and approximately 1000 plants installed in 17 countries. It is not the policy of Hotab Sweden to own these power plants but rather to manufacture and service them.

Altek previously entered into an agreement with Hotab Sweden which provided Altek with the exclusive right to implement or sell the Hotab Sweden combustion technology for all countries that subscribe to the NAFTA agreement and such other locations as may be agreed upon with Hotab Sweden. Altek carries on these activities through its wholly owned subsidiary Hotab North America Inc.

The substantial increase in biomass fired energy projects are being driven by the Kyoto Protocol, which proposes substantial reductions in air polluting emissions caused by hydrocarbon fuels. This, together with increases in conventional fuel costs, now makes biomass firing a very real and attractive alternative. The combustion of wood based fuels requires that emissions be strictly controlled. The Hotab systems meet or exceed all legislated requirements for emission levels.

Mr. Piejko will advise the Company on project acquisitions of biomass fired district heating and electrical generation facilities.

"OUR MISSION: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on power generation and has been producing and selling power since 1999.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"Byron P. Loewen"
Byron P. Loewen
President & C.E.O.

For further information contact:
Toll Free: 888-717-3707
Business: 250-717-3707

ALTEK POWER CORPORATION

No. 07-02

NEWS RELEASE

PRIVATE PLACEMENT

March 26, 2002	**Trading Symbol: APK**	12g3-(b)#82-3219

(Kelowna, BC) **Altek Power Corporation ("APK")** is pleased to announce that it has negotiated a non-brokered private placement of 1,500,000 units at a price of $0.10 per unit, raising gross proceeds of $150,000.00. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share exercisable for a one year period at a price of $0.13 per share. The private placement is subject to regulatory approval.

Proceeds from the private placement will be used for the company's working capital.

"OUR MISSION: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on power generation and has been producing and selling power since 1999.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"Byron P. Loewen"

Byron P. Loewen
President & C.E.O.

For further information contact:
Toll Free: 888-717-3707
Business: 250-717-3707

No. 08-02

NEWS RELEASE

EUROPEAN POWER AGREEMENT

April 4, 2002	Trading Symbol: APK	12g3-(b)#82-3219

Kelowna, BC – The Board of Directors of Altek Power Corporation ("Altek") is pleased to announce the signing of an agreement between Hotab Eldningsteknik AB (Hotab Sweden) and Hotab North America Inc. ("HNA"), a wholly owned subsidiary of Altek. The agreement establishes the basis for ownership of district heat and power projects in Europe.

At a recent meeting in Sweden, attended by the Directors of Hotab Sweden and senior management of Altek, an agreement was reached whereby it is proposed that HNA will acquire projects in Europe. These projects will include District Heating ("DH") and/or Electrical Generation ("EG"). Typical DH plants will provide heating and hot water for between 1,000 and 15,000 residences. Typical EG plants will generate from 2,000 to 10,000 kilowatts of electricity.

This opportunity has arisen as a result of the efforts of Hotab Sweden in various European countries. Hotab Sweden is restricted from owning power plants due to their status as a leading manufacturer of biomass energy equipment. Certain projects have been identified by Hotab Sweden, however the locations and specific details of these projects must remain confidential at the request of the clients and involved parties until all agreements and financing terms are finalized.

HNA is negotiating Power Purchase Agreements ("PPA's") for the generated energy along with Fuel Purchase Agreements ("FPA's") for the fuel supply required to operate the plants. The PPA's and FPA's will be long term and will be of equal duration.

The country of origin will generally provide financing for the projects with the assistance of Hotab Sweden and financial consultants to Altek.

Operation and maintenance of these power plants will be the responsibility of HNA with certain contracts being let to Hotab Sweden for the provision of onsite training and operations personnel. Altek will oversee construction, operation, and maintenance and will coordinate all phases with the engineering and maintenance divisions of Hotab Sweden.

HNA is actively seeking applications for the Hotab technology in Canada. Recent publicity in respect of the Kyoto Protocol combined with higher conventional energy costs has created a sharp increase in industrial inquiries.

Hotab Sweden is a leader in the manufacture and installation of industrial biomass power plants. These plants produce energy for all heat applications as well as for the generation of electricity. Hotab Sweden has in excess of 350 plants installed in Sweden and approximately 1000 plants in

total installed in 17 countries. HNA represents the biomass division of Altek and has been a partner of Hotab Sweden for several years. It is the goal to acquire power production as a part of the overall business plan of the Company.

Altek is focused on power generation and has been producing and selling power since 1999.

"OUR MISSION: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"Byron P. Loewen"
Byron P. Loewen
President & C.E.O.

For further information contact:
Toll Free: 888-717-3707
Business: 250-717-3707

RULE 12g3-2(b)
Exemption #82- 3219

BC Form 53-901F
(Previously Form 27)

Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT OF BRITISH COLUMBIA, SECTION 118 (1) OF THE ACT (ALBERTA)

ITEM 1: REPORTING ISSUER

Altek Power Corporation
1004 – 1078 Dolphin Avenue
Kelowna, BC V1Y 9S4

ITEM 2: DATE OF MATERIAL CHANGE

October 12, 2001

ITEM 3: PRESS RELEASE

The press release issued for this material change was disseminated through the facilities of the Market News, Canada Stockwatch and SEDAR on October 11,2001

ITEM 4: SUMMARY OF MATERIAL CHANGE

Altek Power Corporation Receives Final Approval Permit to Construct 55.5 MW Power Generation Facility in Fort Macleod, Alberta from the Alberta Energy and Utilities Board (AEUB).

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule "A"

ITEM 6: RELIANCE ON SECTION 85(2) OF THE BC SECURITIES ACT, SECTION 118 (2) OF THE ALBERTA SECURITIES ACT

This report is not being filed on confidential basis on reliance on Section 85(2) of the British Columbia Securities Act or Section 118 (2) of the Alberta Securities Act.

ITEM 7: OMITTED INFORMATION

There have been no omissions to this report.

ITEM 8: SENIOR OFFICERS

Byron P. Loewen
President & CEO, Director
Tel: (250) 717-3707
Fax: (250) 717-3708

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein."

DATED this 12th day of October, 2001 in Kelowna, British Columbia, Canada.

"Byron P. Loewen"

BYRON P. LOEWEN
PRESIDENT & CEO

"SCHEDULE A"

Ref: No. 21-01

FOR IMMEDIATE RELEASE

PROVINCE GRANTS FINAL APPROVALS ON FORT MACLEOD POWER PROJECT

October 11, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - Altek Power Corporation is pleased to report that it has received final approvals to construct and operate a 55.5 MW power plant in Fort Macleod, Alberta.

The approval permits consist of a development permit from the Town of Fort Macleod for construction of up to 100 MW of power output within the Fort Macleod town limits. The permit from the town of Fort Macleod was received on March 23, 2001.

The Company received its approval permit from Alberta Environment on September 25, 2001 and approval from ESBI on August 3rd, 2001.

Approval to construct and operate was received from the Alberta Energy and Utilities Board (AEUB) on October 10, 2001.

The permit process completes a major milestone in adding power generation capacity to the province of Alberta and could only have been achieved with the cooperation of all the governing agencies. This project was initiated as a result of the "Alberta Advantage" program.

ATPI is an equal joint venture between Altek Power Corporation and Texas–Australia Power Inc. ATPI will now focus on completing project financing prior to the imminent construction of the Fort Macleod project.

On Behalf of the Board of Directors of Altek Power Corporation

Byron P. Loewen
President & CEO

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

For further information with regards to Altek Power Corporation, please contact:
Dale Peterson, Senior Vice President at 1-888-717-3707, email: dpeterson@altekpower.com

BC Form 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT OF BRITISH COLUMBIA, SECTION 118 (1) OF THE ACT (ALBERTA)

ITEM 1: REPORTING ISSUER

Altek Power Corporation
1004 – 1078 Dolphin Avenue
Kelowna, BC V1Y 9S4

ITEM 2: DATE OF MATERIAL CHANGE

November 5, 2001

ITEM 3: PRESS RELEASE

The press release was issued through the facilities of Canada Stockwatch, Market News and SEDAR on November 5, 2001

ITEM 4: SUMMARY OF MATERIAL CHANGE

ALTEK POWER CORPORATION OPTIONS ADDITIONAL 90 MEGAWATTS OF POWER GENERATION EQUIPMENT

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

See attached "Schedule A"

ITEM 6: RELIANCE ON SECTION 85(2) OF THE BC SECURITIES ACT, SECTION 118 (2) OF THE ALBERTA SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7: OMITTED INFORMATION

There have been no omissions to this report.

ITEM 8: SENIOR OFFICERS

Gerald B. Caul
Chief Operating Officer & Director
(250) 717-3707

ITEM 9: STATEMENT OF SENIOR OFFICER
"The foregoing accurately discloses the material change referred to herein."

DATED this 14th day of November, 2001 in Kelowna, British Columbia, Canada.

"GERALD B. CAUL"
Chief Operating Officer & Director

Schedule "A"

No-22-01

NEWS RELEASE

ALTEK POWER CORPORATION OPTIONS ADDITIONAL 90 MW OF EQUIPMENT

November 5, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - Altek Power Corporation is pleased to report that the Company has entered into an option to purchase a 90 MW electrical generation plant from a Provincial Utility. The electrical generation equipment is fully operational and has minimal operating time having been a standby generating facility. The purchase is subject to due diligence by Altek which is underway and to be completed on or before December 15, 2001. The contemplated closing date is February 01, 2001.

Upon closing, the additional 90 MW of electrical generation equipment will give Altek and its Joint Venture partner, Texas Australia Power Inc., inventory of approximately 145 MW of power generating equipment some of which will be used to complete the first phase of the Fort Macleod project. The balance of inventory will be utilized to complete further phases at Fort Macleod or to complete other projects as they are developed by Altek and its Joint Venture partner - Texas Australia Power Inc.

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation

Per:

"W. Gerald Mazzei"

W. Gerald Mazzei
Chairman of the Board

BC Form 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT OF BRITISH COLUMBIA, SECTION 118 (1) OF THE ACT (ALBERTA)

ITEM 1: REPORTING ISSUER

Altek Power Corporation
1004 – 1078 Dolphin Avenue
Kelowna, BC V1Y 9S4

ITEM 2: DATE OF MATERIAL CHANGE

December 4, 2001

ITEM 3: PRESS RELEASE

The press release was issued through the facilities of Canada Stockwatch, Market News and SEDAR on December 4, 2001

ITEM 4: SUMMARY OF MATERIAL CHANGE

ALTEK SECURES DEBT FINANCING

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule 'A'

ITEM 6: RELIANCE ON SECTION 85(2) OF THE BC SECURITIES ACT, SECTION 118 (2) OF THE ALBERTA SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7: OMITTED INFORMATION

N/A

ITEM 8: SENIOR OFFICERS

Gerald B. Caul
Chief Operating Officer & Director
(250) 717-3707

ITEM 9: STATEMENT OF SENIOR OFFICER

"*The foregoing accurately discloses the material change referred to herein.*"

DATED this 7th day of December, 2001 in Kelowna, British Columbia, Canada.

"GERALD B. CAUL"

GERALD B. CAUL
CHIEF OPERATING OFFICER, DIRECTOR

U:\BL - JC - RS - SM Exchange\Material Change Reports\120701MC.doc

SCHEDULE 'A'

No.24-01

NEWS RELEASE

ALTEK SECURES DEBT FINANCING

December 4, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") - has completed the first advance of $300,000 of a debt financing. The agreement between Altek and the lender contemplates an additional $1.2 million to be advanced upon CDNX approval and regulatory approvals as required.

Altek has arranged non-recourse security in support of the borrowings over the assets of Altek Independent Power Inc. The initial advance of $300,000 of the loan, bears interest at twelve percent (12%) and has a maximum term of six (6) months; however, when the second advance of $1,200,000 is made, the interest rate shall drop to seven percent (7%) and the term shall be extended to two (2) years.

Altek is focused on small to mid-size gas turbine power generation and has been producing and selling power to the public utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"William G. Mazzei"

William G. Mazzei
Chairman of the Board

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

U:\BL - JC - RS - SM Exchange\Material Change Reports\120701MC.doc

BC Form 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT OF BRITISH COLUMBIA, SECTION 118 (1) OF THE ACT (ALBERTA)

ITEM 1: REPORTING ISSUER

Altek Power Corporation
1004 – 1078 Dolphin Avenue
Kelowna, BC V1Y 9S4

ITEM 2: DATE OF MATERIAL CHANGE

December 11.2001

ITEM 3: PRESS RELEASE

The contents of this news release was disseminated through the facilities of Market News, Canada Stockwatch and SEDAR on December 11, 2001

ITEM 4: SUMMARY OF MATERIAL CHANGE

ALTEK POWER CORPORATION SETTLES LEGAL CLAIM AT NO COST TO THE COMPANY

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6: RELIANCE ON SECTION 85(2) OF THE BC SECURITIES ACT, SECTION 118 (2) OF THE ALBERTA SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7: OMITTED INFORMATION

There have been no omissions to this report.

ITEM 8: SENIOR OFFICERS

Byron P. Loewen
President & CEO
(250) 717-3707

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein."

DATED this 12th day of December, 2001 in Kelowna, British Columbia, Canada.

"BYRON P. LOEWEN"

Byron P. Loewen
President & CEO

Schedule "A"

No.25-01

NEWS RELEASE

LAW SUIT SETTLED WITH NO COSTS TO ALTEK POWER CORPORATION

December 11, 2001	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek") announces that further to our news release of August 15th, 2001 an agreement has been entered into that settles BC Supreme Court Action No. S014499, Redmond Capital Corporation v. Altek Power Corporation, et al. The agreement provides for a release of all parties and a consent dismissal of the said action. This action has been settled at no cost to Altek Power Corporation and does not impose any present or future conditions on Altek Power Corporation.

Altek is focused on small to mid-size gas turbine power generation and has been producing and selling power to the public utility grid since 1999.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

On Behalf of the Board of Directors of Altek Power Corporation
Per:

"Byron P. Loewen"

Byron P. Loewen
President & C.E.O.

BC Form 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT OF BRITISH COLUMBIA, SECTION 118 (1) OF THE ACT (ALBERTA)

ITEM 1: REPORTING ISSUER

Altek Power Corporation
1004 – 1078 Dolphin Avenue
Kelowna, BC V1Y 9S4

ITEM 2: DATE OF MATERIAL CHANGE

January 15, 2002

ITEM 3: PRESS RELEASE

The contents of this news release was disseminated through the facilities of Market News, Canada Stockwatch and SEDAR on January 15, 2002

ITEM 4: SUMMARY OF MATERIAL CHANGE

ALTEK POWER CORPORATION UPDATES FORT MACLEOD PROJECT

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6: RELIANCE ON SECTION 85(2) OF THE BC SECURITIES ACT, SECTION 118 (2) OF THE ALBERTA SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7: OMITTED INFORMATION

There have been no omissions to this report.

ITEM 8: SENIOR OFFICERS

Byron P. Loewen
President & CEO
(250) 717-3707

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein."

DATED this 15th day of January, 2002 in Kelowna, British Columbia, Canada.

"BYRON P. LOEWEN"

Byron P. Loewen
President & CEO

Schedule "A"

No. 01-02

NEWS RELEASE

FORT MACLEOD PROGRESS REPORT

January 15, 2002	Trading Symbol: APK	12G#82-3219

Kelowna, B.C., Altek Power Corporation (CDNX: APK) - ("Altek) has completed an extensive review of the challenges facing the electrical power generation industry in Alberta. The executives of the Company received input from its engineers, consultants, power experts, and it's financial advisors with the following results:

- Power prices in Alberta are at the lowest levels in many years and are expected to stabilize at higher levels in the near term.
- The existing capacity of generation facilities in Alberta is substantially less than required to maintain a secure electrical supply at reasonable prices over the long run.
- The environmental, social, and economic challenges involved in establishing new sites for power generation are becoming more and more onerous. Existing, permitted sites are rare and of increasing value.
- The process of deregulation of the electrical industry will expand to other provinces in Canada and to other states of the United States of America.

When Altek embarked on the Fort Macleod project in March 2001, power prices were more than double current prices, the availability of new equipment was scarce, and the difference in cost between new and used equipment was significant.

Altek completed a financial analysis of new versus used equipment for the Fort Macleod project. Our comparison focused on natural gas consumption, capital cost, and cashflow after debt service. New equipment was more expensive but consumed less natural gas. Our analysis concluded that the savings in fuel were greater than the increase in debt service associated with higher capital costs. In this regard the company is now in discussion with several of the leadings OEM's to the industry and will provide more details as available.

In the opinion of Altek the use of new equipment will facilitate the financing process by eliminating concerns in regards to condition of the equipment, environmental issues, and operating efficiencies. The Fort Macleod project qualifies for location-based credits that further improve the viability of the project. A consequence of this decision is to not go forward with the purchase of the 90 MW plant announced in the 4th quarter of 2001.

The environmental, social, and economic challenges involved in establishing new sites for power generation are becoming more and more onerous. Existing, permitted sites are rare and of increasing value. The approvals that Altek has received to date are valuable and will hasten the development of this project.

Many factors have led to a need for extremely efficient power generation equipment. Much like the commuter who seeks greater mileage per litre of gasoline, the prudent power generator will want to make the most kilowatts of electricity with the least amount of fuel consumed. In the power industry, the amount of energy required to make one kilowatt of electricity is known as the "heat rate". Obviously, the lower the heat rate, the better. Unfortunately, like most good things, there is an increasing cost for greater efficiency.

The executives of Altek have concluded that, in order to maintain a competitive position in the Western Canadian market and to be able to profit during low electrical price periods, that equipment with the lowest heat rate will be acquired. This will, in most cases, require the purchase of new prime movers.

This equipment will also be capable of meeting all emission standards in simple cycle, notwithstanding that all methods of maximizing electrical output will be introduced on a cost effective basis. The adoption of this philosophy will have substantial and long lasting impacts on the business of the Company and particularly the Wildrose Electrical Power Generation site at Fort Macleod, Alberta.

With the general agreement of the financiers of Altek and Texas Australia Power Inc., discussions have commenced with major manufacturers of power generation equipment. The objective of these discussions is to secure power generation equipment that will meet or exceed the mandated requirements of the Company for installation at Fort Macleod.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Altek is focused on small to mid-sized gas turbine power generation and has been producing and selling power to the utility grid since 1999.

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors of Altek Power Corporation

Per:

Byron P. Loewen
President & C.E.O.

For further information contact:
Dale Peterson, Senior Vice President
Toll Free: 888-717-3707
Business: 250-717-3707
E-Mail: dpeterson@altekpower.com

RULE 12g3-2(b)
Exemption #82- 3219

This is the form required under Section 136 of the Securities Rules.

FORM 23

Securities Act
Notice of Intention to Sell and Declaration

(Please refer to the instructions before completing the information below.)
Notice and Declaration by a control person of a proposed distribution of a security under section 74(2)(1), (3), (4), (6) or (16)(ii) of the *Securities Act*, R.S.B.C. 1996, c. 418 or section 128(d) of the *Securities Rules*, R.B.C. Reg. 194/97.

1. Name, address and telephone number of the issuer of the security

Altek Power Corporation
Name of issuer

Suite 1004-1708 Dolphin Ave., Kelowna, BC V1Y 9S4
Address

(250) 717-3707
Telephone number

02 MAY -9 AM 10:25

2. Name, address and telephone number of the selling control person:

584956 BC Ltd.
Name of control person

Suite 1004-1708 Dolphin Ave., Kelowna, BC V1Y 9S4
Address

(250) 717-3707
Telephone number

3. State whether the control person is a director or officer of the issuer (if an officer, state title).

No

Describe the type of security of the issuer and the number beneficially owned, directly or indirectly, by the control person:

Type of Security	Number of Securities Owned
Common Shares	10,796,251
Warrants	3,396,875

5. Describe the type of security of the issuer and the number proposed to be sold by the control person.

Type of Security	Number of Securities to be Sold
Common Shares	1,000,000

c:\PREC\SEC\FORMS\FORM23

6. Circle and complete clause (a) or (b) as applicable:

(a) The securities will be sold privately.

Name and Address of Purchaser	Number of Securities to be Purchased (if known)	Proposed Date of Sale

(b) The securities will be sold on an exchange.

Name of Exchange	Proposed Commencement Date of Sale
Canadian Venture Exchange	October 29th, 2001

7. If this form is not an initial Form 23, provide the following information:

(a) date of filing of original Form 23 ____________________

(b) date of the most recently filed renewal of a Form 23 ____________________

(c) number of securities proposed to be sold in the initial Form 23 ____________________

(d) number of securities sold from date of the initial Form 23 to the date of this renewal Form 23 ____________________

(e) number of securities proposed to be sold in the initial Form 23 that are no longer for sale ____________________

(f) number of securities remaining for sale ____________________

DECLARATION AND CERTIFICATE OF CONTROL PERSON

I declare and represent that:

(a) I am a control person of the issuer;

(b) I am aware that a sale of securities by a control person is a distribution subject to the requirements of securities legislation, and any hold periods and other conditions of resale applicable to the securities will be satisfied on or before the distribution of the securities; and

(c) I have no knowledge of a material fact or material change with respect to the issuer of the securities which has not been generally disclosed.

I hereby certify that the statements made in this notice are true and correct.

DATED at Kelowna, British Columbia, this ~~22nd~~ 23rd day of October 2001.

584956 BC Ltd.
Name ~~of control person~~ *(please print)*

Signature of control person or, if the control person is a company, signature of authorized signatory

President & CEO
Name and office of authorized signatory *(please print)*

ALTEK POWER CORPORATION

BC Form 51-901F "Certificate for Schedule A"
As at September 30, 2001

ISSUER DETAILS:

NAME OF ISSUER	Altek Power Corporation
ISSUER'S ADDRESS	1004 - 1708 Dolphin Avenue, Kelowna, BC V1Y 9S4
ISSUER TELEPHONE NUMBER	(250) 717-3707
CONTACT PERSON	Mr. Gerald B. Caul
CONTACT'S POSITION	C.O.O. & Corporate Secretary
CONTACT TELEPHONE NUMBER	(250) 717-3707
FOR QUARTER ENDED	September 30, 2001
DATE OF REPORT	November 29, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Byron P. Loewen	01/11/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
Gerald B. Caul	01/11/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

ALTEK POWER CORPORATION

Consolidated Balance Sheet

As at September 30, 2001
and at December 31, 2000

	Nine Months Ending September 30 Unaudited 2001 $	Year Ended December 31 Audited 2000 $
ASSETS		
CURRENT		
Cash	223,195	48,953
Accounts Receivable	312,082	190,218
Prepaid Expenses	3,750	25,863
	539,027	265,034
Deferred Development Costs	176,807	217,307
Capital Assets	2,901,784	1,206,519
	3,617,618	*1,688,860*
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	224,043	206,982
Current Portion of Capital Lease Obligations	26,762	26,762
	250,805	233,744
Capital Lease Obligations	22,531	36,025
Debentures Payable	-	1,677,462
Other Accounts Payable	235,628	147,778
	508,964	*2,095,009*
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital	15,009,981	10,427,798
Retained Earnings	(11,901,327)	(10,833,947)
	3,617,618	*1,688,860*

Approved by the Board:

Byron Loewen

"Byron P. Loewen", Director

Gerald Caul

"Gerald B. Caul", Director

ALTEK POWER CORPORATION

Consolidated Statement of Operations

For the Three Months Ended September 30, 2001 and 2000,
the Nine Months Ended September 30, 2001 and 2000

	Three Months Ending September 30 Unaudited		Nine Months Ending September 30 Unaudited	
	2001	2000	2001	2000
	$	$	$	$
REVENUES				
Sales - Electricity	44,728	253,172	334,203	594,108
Interest Income	20,826	138,996	24,607	139,005
	65,554	*392,168*	*358,810*	*733,113*
EXPENSES				
Amortization – Capital Assets	39,246	-	112,550	-
Amortization – Deferred Charges	13,500	-	40,500	-
Automotive	24,744	19,489	70,703	57,240
Insurance	1,549	5,290	7,961	11,990
Interest – Short Term Debt and Capital Leases	2,821	47,300	9,756	119,725
Interest – Long Term Debt	-	53,327	28,247	120,959
Management Services	121,951	94,418	414,988	314,006
Office and Telephone	29,650	20,769	82,892	56,721
Professional Fees	74,758	26,871	203,657	94,758
Rent and Utilities	26,538	18,617	66,629	49,821
Repairs and Maintenance	29,675	20,771	60,671	67,217
Shareholder Information	22,957	3,234	42,953	5,075
Stock Exchange and Transfer Agent Fees	1,264	300	10,368	11,927
Travel	44,675	44,840	153,791	93,663
Wages and Employee Benefits	55,242	27,839	132,524	88,251
	488,570	*383,065*	*1,438,190*	*1,091,353*
LOSS (INCOME) BEFORE OTHER ITEMS	423,016	(9,103)	1,079,380	358,240
Loss (Gain) on Disposition of Discontinued Operation	-	12,736	(12,000)	(97,435)
Loss (Gain) on Settlement of Accounts Payable	-	(21,159)	-	(54,359)
LOSS (INCOME) FROM CONTINUING OPERATIONS	423,016	(17,526)	1,067,380	206,446
NET LOSS (INCOME) FOR THE PERIOD	***423,016***	***(17,526)***	***1,067,380***	***206,446***
Deficit, Beginning of the Period	11,478,311	10,405,340	10,833,947	10,181,367
DEFICIT, END OF PERIOD	*11,901,327*	*10,387,814*	*11,901,327*	*10,387,813*

ALTEK POWER CORPORATION

Consolidated Statement of Cash Flows

For the Three Months Ended September 30, 2001 and 2000,
the Nine Months Ended September 30, 2001 and 2000

	Three Months Ending September 30 Unaudited		Nine Months Ending September 30 Unaudited	
	2001	2000	2001	2000
Cash Provided From (Utilized For):	$	$	$	$
CONTINUING OPERATING ACTIVITIES				
Net Loss for the Period from Continuing Operations	(428,016)	17,526	(1,067,380)	(206,448)
Non-Cash Items:				
Amortization – Capital Assets	39,246	-	112,550	-
Amortization – Deferred Charges	13,500	-	40,500	-
	(375,270)	17,526	(914,330)	(206,448)
Changes in Non-Cash Working Capital Accounts	(77,800)	8,738	(82,891)	(292,968)
	(453,070)	*26,264*	*(997,221)*	*(499,416)*
FINANCING ACTIVITIES				
Issue of Shares	263,333	30,000	4,582,383	578,726
Increase / (Decrease) of Other Payables	61,088	222,825	(1,589,612)	264,075
Promissory Note Payable	-	(200,000)	-	-
Long Term Debt, Net Proceeds	-	-	-	(200,000)
Increase/(Decrease) in Capital Lease Obligation	(4,548)	(6,873)	(13,493)	(3,007)
	319,873	*45,952*	*2,979,278*	*639,794*
INVESTING ACTIVITIES				
Purchase of Capital Assets	(180,520)	(16,871)	(1,807,815)	(42,596)
	(180,520)	*(16,871)*	*(1,807,815)*	*(42,596)*
INCREASE / (DECREASE) IN CASH	*(313,717)*	*55,345*	*174,242*	*97,782*
Cash position (Bank Indebtedness), beginning of period	536,912	55,155	48,953	12,718
CASH, END OF PERIOD	*223,195*	*110,500*	*223,195*	*110,500*

ALTEK POWER CORPORATION

Selected Notes to the Consolidated Financial Statements (unaudited)

Nine Months Ended September 30, 2001 and 2000

The accompanying interim consolidated financial statements of Altek Power Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting principles and practices used in the preparation of these consolidated financial statements are consistent with those used in the annual consolidated financial statements for the fiscal year ended December 31, 2000. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Altek Power Corporation ("the Company") was incorporated on January 27, 1986 under the laws of the Province of British Columbia. The Company, through its subsidiary, owns and operates an electrical generating facility located near Rocky Mountain House in central Alberta, and sells electricity through the Power Pool of Alberta.

On December 21, 2000, shareholders of the Company approved a motion to change the name of the Company from Autumn Industries Inc. to Altek Power Corporation. The name change was approved by the B.C. Registrar of Companies on March 07, 2001.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Altek Independent Power Corp. ("AIPC" formerly Autumn Independent Power Corp.), and Hotab North America Inc. ("Hotab NA"). All significant inter-company transactions and balances have been eliminated.

Note 1 – Long-Term Debt

	September 30 2001 $	December 31 2000 $
a) The Company converted the balance of $1,647,100 of debt into 12,670,000 common shares in February 2001	nil	1,417,097
	nil	1,417,097

Note 2 – Commitments

On March 12, 2001, the Company entered into a management agreement with a Senior Vice-President of the Company for general management, financial administration and supervision services. Terms of the agreement, which expire on March 01, 2003, consist of annual management fees of $110,000 and an annual car allowance of $9,600. The Company may terminate the agreement at any time for cause, and, without cause, on two months written notice. The vice-president may terminate the agreement on two months written notice.

ALTEK POWER CORPORATION

Selected Notes to the Consolidated Financial Statements (unaudited)

Nine Months Ended September 30, 2001 and 2000

Note 3 – Share Capital

Authorized: 100,000,000 common shares without par value

Issued and Outstanding

	Number of Shares	Amount $
Balance, December 31, 2000	26,015,472	10,427,798
Issued During 2001		
For cash		
Private placements	6,262,500	2,658,000
Share options exercised	193,542	37,083
Share purchase warrants exercised	1,666,667	250,000
For Debenture Conversion	12,670,000	1,647,100
Return to Treasury	(66,667)	(10,000)
Balance, September 30, 2001	46,741,514	15,009,981

Share Purchase Options Outstanding	Number of Options	Weighted Average
Balance, December 31, 2000	2,057,400	0.14
Granted	7,117,194	0.36
Exercised	(193,542)	0.19
Cancelled	(3,125)	0.12
Balance, September 30, 2001	8,977,927	0.30

The options outstanding at September 30, 2001 will expire between March 07, 2006 and May 23, 2010.

Share Purchase Warrants Outstanding	Number of Warrants	Purchase Price Per Share
Balance, December 31, 2000	1,666,667	0.15
Issued	5,604,063	0.47
Exercised	(1,666,667)	0.15
Balance, December 31, 2000	5,604,063	0.47

The warrants outstanding at September 30 will expire between February 02, 2002 and May 04, 2003.

ALTEK POWER CORPORATION

BC Form 51-901F "Certificate for Schedule B&C"
As at September 30, 2001

ISSUER DETAILS:

NAME OF ISSUER	Altek Power Corporation
ISSUER'S ADDRESS	1004 - 1708 Dolphin Avenue, Kelowna, BC V1Y 9S4
ISSUER TELEPHONE NUMBER	(250) 717-3707
CONTACT PERSON	Mr. Gerald B. Caul
CONTACT'S POSITION	C.O.O. & Corporate Secretary
CONTACT TELEPHONE NUMBER	(250) 717-3707
FOR QUARTER ENDED	September 30, 2001
DATE OF REPORT	November 29, 2001

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Byron P. Loewen	01/11/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
Gerald B. Caul	01/11/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

ALTEK POWER CORPORATION

Part I Schedule "B" - Supplementary Information

the Nine Months Ended September 30, 2001

	2001 $
EXPENSES	
Amortization – Capital Assets	112,550
Amortization – Deferred Charges	40,500
Automotive	70,703
Insurance	7,961
Interest – Short Term Debt and Capital Leases	9,756
Interest – Long Term Debt	28,247
Management Services	414,988
Office and Telephone	82,892
Professional Fees	203,657
Rent and Utilities	66,629
Repairs and Maintenance	60,671
Shareholder Information	42,953
Stock Exchange and Transfer Agent Fees	10,368
Travel	153,791
Wages and Employee Benefits	132,524
	1,438,190
Aggregate Amounts paid to Related Parties	473,778.59

ALTEK POWER CORPORATION

Part II "Schedule B"

As at September 30, 2001

A) Summary of Securities Issued:

Date	Type of Security	Type of Placement	# Issued	Price	Proceeds	Consideration	Commission Paid
5-Jul-01	Common Shares	Return to Treasury	(66,667)	$0.20	-	-	$0.00
7-Sep-01	Common Shares	Warrant Exercise	666,667	$0.15	$100,000	Cash	$0.00
14-Sep-01	Common Shares	Option Exercise	66,667	$0.20	$13,333	Cash	$0.00
20-Sep-01	Common Shares	Warrant Exercise	166,667	$0.15	$25,000	Cash	$0.00
25-Sep-01	Common Shares	Warrant Exercise	333,333	$0.15	$50,000	Cash	$0.00
26-Sep-01	Common Shares	Warrant Exercise	166,667	$0.15	$25,000	Cash	$0.00
27-Sep-01	Common Shares	Warrant Exercise	333,334	$0.15	$50,000	Cash	$0.00
Total			1,666,668				

B) Summary of Options and Warrants Granted:

Date	# Issued	Option / Warrant	Name	Price	Expiry Date
24-Sep-01	1,100,000	Option	W. Gerald Mazzei	$0.36	24-Sep-06
24-Sep-01	1,300,000	Option	Byron P. Loewen	$0.36	24-Sep-06
24-Sep-01	1,100,000	Option	Gerald B. Caul	$0.36	24-Sep-06
24-Sep-01	150,000	Option	John Cousins	$0.36	24-Sep-06
24-Sep-01	1,597,194	Option	Rodney Reum	$0.36	24-Sep-06
24-Sep-01	575,000	Option	Dale Peterson	$0.36	24-Sep-06
24-Sep-01	50,000	Option	Jim Mummery	$0.36	24-Sep-06
24-Sep-01	15,000	Option	Reyna Seabrook	$0.36	24-Sep-06
24-Sep-01	15,000	Option	Lesley McNamara	$0.36	24-Sep-06
24-Sep-01	10,000	Option	Stacy Matthes	$0.36	24-Sep-06
24-Sep-01	5,000	Option	Laurie Ellis	$0.36	24-Sep-06
24-Sep-01	100,000	Option	Thomas Isbel	$0.36	24-Sep-06
24-Sep-01	100,000	Option	John Thomas	$0.36	24-Sep-06
24-Sep-01	100,000	Option	Robert L. Bolin	$0.36	24-Sep-06
Total	6,217,194				

C) List of Directors:

Byron P. Loewen
W. Gerald Mazzei
Gerald B. Caul
John Cousins

ALTEK POWER CORPORATION

Part III "Schedule B"

As at September 30, 2001

A) Authorized capital and summary of shares issued and outstanding shares:

Authorized	100,000,000
Shares Issued	46,741,514

B) Summary of Options, Warrants and Convertible Securities:

Options and Warrants:

Type	# Issued	# Outstanding	Exercise Price	Expiry Date
Options	900,000	733,333	$0.20	March 7, 2006
Options	380,863	229,530	$0.15	June 30, 2009
Options	610,000	441,333	$0.15	June 30, 2009
Options	100,000	100,000	$0.20	June 30, 2009
Options	363,000	255,575	$0.16	January 5, 2010
Options	248,445	248,445	$0.12	April 27, 2010
Options	121,333	121,333	$0.12	April 27, 2010
Options	138,667	138,667	$0.12	April 27, 2010
Options	196,137	196,137	$0.10	May 23, 2010
Options	6,217,194	6,217,194	$0.36	September 24, 2010
Options	213,380	213,380	$0.16	February 29, 2010
Options	33,000	33,000	$0.16	February 29, 2010
Sub Total	9,522,019	8,927,927		
Warrants	2,821,875	2,821,875	$0.75/0.90	May 4, 2003
Warrants	660,000	660,000	$0.10	February 7, 2002
Warrants	1,840,000	1,840,000	$0.13	February 9, 2002
Sub Total	5,321,875	5,321,875		

Convertible Securities:

Description	Interest Rate	Amount Outstanding	Exercise price	Maturity
N/A				

C) Shares in Escrow: - NIL

D) List of Directors:

Byron P. Loewen
W. Gerald Mazzei
Gerald B. Caul
John Cousins

"Schedule C" Management's Discussions & Analysis

As at September 30, 2001

Management's Discussion and Analysis should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2001 and the audited annual consolidated financial statements and Management's Discussion & Analysis for the fiscal year ended December 31, 2001.

Altek-Texas Power Inc. (Fort Macleod Electrical Power Generation Facility)

The Wildrose Electrical Generation plant situated at Fort Macleod, Alberta is advancing with proposed new, positive features to the configuration of the plant. The final permit from the Alberta Energy and Utilities Board was received in October, clearing the way for construction of 55.5 MW net electrical generation at the Wildrose Plant.

Altek - Texas Power Inc. now has substantial inventory of power generation equipment in its 95,000 square foot hanger in Fort Macleod.

Altek Independent Power Corp.- Willesden Green

The Willesden Green Electrical Power Generation Facility had decreased revenue primarily due to the installation and commissioning of a new turbine during the quarter and to lower electrical prices.

Altek Power Corporation

Altek Power Corporation has been extremely active in working with it's joint venture partner, Texas Australia Power Inc. in securing financing for the Wildrose Plant and completing the required due diligence to finalize the financing. It is anticipaged that the due diligence will soon be completed and that Altek -Texas Power Inc. will begin construction in early Spring 2002.

The Company has filed its statement of defense and couterclaim arising from a suit brought against Altek by Loewen & Partners. The results of the suit and counterclaim are pending, however, discussions have taken place with a view to resolving the matter at an early date. A second suit filed in part against the company by Redmond Capital Corporation is expected to be resolved imminently. The Company has filed a defense and counter claim in that suit.

General

Deregulation, key alliances and strong electrical demand bode well for the future success of the Company's undertakings in stationary and mobile power production. Operating efficiencies have been dramatically improved and should render the company some very positive results early in the new year.

"Our Mission: To develop timely, profitable and environmentally responsible energy solutions that increase shareholder value."

Byron P. Loewen
President C.E.O.